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                              January 16, 2024

       David Sealock
       Chief Executive Officer
       Sky Quarry Inc.
       707 W. 700 S. Suite 101
       Woods Cross, UT 84087

                                                        Re: Sky Quarry Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 20,
2023
                                                            File No. 024-12373

       Dear David Sealock:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. You state in footnote 1 that you intend to "register" the agent warrants and the shares exercisable upon
exercise of the warrants as part of this offering. The timing of the issuance of such
warrants is unclear, particularly insofar as it appears to be based on the number of shares sold
in the offering. You also indicate in the principal Form 1-A
                                                        filing that    3636364
  shares are being offered. However, you do not list the warrants or warrant shares at the
top of the offering circular cover page or provide detailed disclosures elsewhere in the
filing. Please provide consistent disclosure. For example, clarify whether you are seeking to
qualify the warrants and the shares underlying the warrants.
   2. Similarly, ensure that the opinion filed as exhibit 12 addresses all offered securities covered by the Form 1-A
offering. That opinion also currently refers to "the Securities and the common stock into
which the Securities may convert," without explaining that
                                                        reference in the
context of the definition provided earlier in the opinion. Please obtain and file an opinion which
clearly addresses the offered securities.
 David Sealock
Sky Quarry Inc.
January 16, 2024
Page 2
Exchange Listing, page II-28

3. You disclose that you have submitted an application to list your common stock on the Nasdaq Capital Market. Please revise your offering circular to include a summary of the listing requirements. Please also prominently disclose any material requirements for initial listing that you do not currently meet, and disclose how and when you anticipate satisfying them.
4. In addition, you indicate that your common stock will not commence trading on the
       Nasdaq Capital Market until, among other things, this offering is terminated. Provide consistent disclosure on the cover page, at page 9, and in this section regarding the timing of the application, listing, and commencement of trading. The other disclosures appear to leave open the possibility that trading on the Nasdaq Capital Market could commence as early as the qualification of this offering on Form 1-A.
Compensation of Executive Officers and Directors, page II-59

5. Please provide updated director and executive officer compensation for your last completed fiscal year. See Item 11 of Part II of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707
with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Sealock
                                                             Division of
Corporation Finance
Comapany NameSky Quarry Inc.
                                                             Office of Energy &
Transportation
January 16, 2024 Page 2
cc:       Brian Lebrecht, Esq.
FirstName LastName